Exhibit 99.1

Cheetah Mobile and Bytedance Jointly Announce Strategic Cooperation on Personalized Content Delivery Services

Bytedance Acquired News Republic from Cheetah Mobile

Beijing, China, November 8, 2017 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) and Bytedance Ltd. (“Bytedance”) today jointly announced that the two companies have entered into a strategic cooperation framework agreement. The strategic cooperation will enable Cheetah Mobile’s users to access Bytedance’s personalized content delivery services in the global market and improve the monetization capability of Cheetah Mobile’s utility products. It will also allow Bytedance to tap into Cheetah Mobile’s massive global mobile user base.

In addition, Cheetah Mobile and Bytedance have entered into a definitive agreement whereby Bytedance will acquire News Republic, a global mobile news aggregating service operator owned by Cheetah Mobile, for a total consideration of US$86.6 million. Cheetah Mobile may elect to receive up to US$50 million of the consideration in shares of Bytedance. The transaction is subject to certain closing conditions. News Republic will become a wholly owned subsidiary of Bytedance after this transaction.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “Cheetah Mobile is a Chinese Internet company with the best track record in overseas expansion. We have a strong DNA in globalization. Bytedance owns China’s largest content platform, and has cutting-edge machine learning capabilities and content delivery technologies. This strategic partnership will allow Cheetah Mobile to accelerate the pace of executing our content strategy in the overseas markets, and create a win-win situation for both companies.”

Mr. Yiming Zhang, Bytedance’s Founder and Chief Executive Officer, stated, “We are delighted to partner with Cheetah Mobile, and bring our AI-powered content distribution services to more users by leveraging Cheetah Mobile’s global reach. Through the acquisition of News Republic, we have access to high-quality content from thousands of high-profile media partners around the world, making an exciting step forward in our international expansion strategy. It also broadens our reach into more overseas markets and enables us to provide more diverse and relevant contents to our users around the world.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform. Cheetah Mobile’s products, including its popular utility applications Clean Master, Security Master and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

About Bytedance Ltd.

Bytedance owns a series of content platforms that enable people to connect with, consume, and create content through machine learning technology. With nearly 200 million daily active users each spending an hour everyday on their products, the company is dedicated to building connections between people and information.

Bytedance was founded in 2012 and its flagship product, Toutiao, is the largest AI-powered content platform in China. Toutiao delivers personalized content recommendations to every user based on their interests. Bytedance also operates a series of products popular with mobile users around the world, including Topbuzz, Flipagram and a number of UGC short-form video apps. In 2016, Bytedance established an AI Lab which builds on the company’s vast and complex datasets to develop state-of-the-art innovations in artificial intelligence.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Bytedance Ltd.

Jingjing Zhang

Tel: +86 159 0155 3603

Email: Zhangjingjing.pr@bytedance.com